Globalink Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2020

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Globalink Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3452 EAST FOOTHILL BOULEVARD, SUITE 1040
(No. and Street)

PASADENA (City) CA (State) 91107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Junhua Liao (626) 964-5966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 W Olympic Blvd., # 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Junhua Liao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Globalink Securities, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public 3/25/2021

MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2334712
My Comm. Expires Oct 2, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

On March 25, 2021 before me, Michael Chu, Notary Public
Date — Here Insert Name and Title of the Officer

personally appeared — Michael JianHua Liao —
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2334712
My Comm. Expires Oct 2, 2024

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature ______________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation
Document Date: ______ Number of Pages: ______
Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

Signer's Name: ______
☐ Corporate Officer – Title(s): ______
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer is Representing: ______

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Globalink Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. as of December 31, 2020, the related statement of income, statement of changes in shareholders' equity , and statement of changes in financial condition for the year then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Globalink Securities, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Globalink Securities, Inc.'s management. My responsibility is to express an opinion on Globalink Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Globalink Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information, consists of Schedules I, II & III, has been subjected to audit procedures performed in conjunction with the audit of Globalink Securities, Inc.'s financial statements. The supplemental information is the responsibility of Globalink Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

I have served as Globalink Securities, Inc.'s auditor since 2007.
Los Angeles, California
March 25, 2021

Globalink Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash	1,694,269
Clearing brokers cash deposits	322,679
Clearing broker securities deposit	233,971
Certificate of Deposits	757,776
Accounts receivable	140,000
Subscription receivable	215,360
Commissions receivable	448,778
Direct business receivable	316,045
Property and equipment net of $183,786 depreciation	40,526
Lease Asset	9,063
Other assets – non allowable	14,315
Employee loans	180,000
Security deposit	11,038
Total Assets	$ 4,383,820

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$ 860,350
Accounts payable	23,858
Litigation payable	775,000
Lease payable	9,063
PPP Loan payable	79,244
Other payables	1,381
Total Liabilities	1,748,896

Shareholders' Equity

Common stock - ($10 par value, 10,000 shares authorized, issued and outstanding)	100,000
Paid-in capital	2,961,277
Retained (Deficit)	(426,353)
Total Shareholders' Equity	2,634,924
Total Liabilities and Shareholders' Equity	$ 4,383,820

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Income
For the Year Ended December 31, 2020

Revenues	
Agency Commissions	$ 1,646,331
Mutual Funds	726,059
Insurance Commissions	37,444
Variable Product Commission	2,594,066
Interest	1,275,277
Other	109,743
Total Revenues	$ 6,388,920
Cost of Sales	
Clearing house expense	213,829
Commission Expenses	4,109,932
Total Cost of Sales	4,323,761
Gross Profit	2,065,159
Operating Expenses	
Advertising	56,537
Auto Expenses	16,735
Depreciation	15,327
Regulatory Expense	67,142
Litigation withhold	775,000
Legal Expense	5,000
Insurance	35,091
Internet	2,768
Office Expense	39,861
Office Machine Rental	3,865
Postage and Delivery	5,315
Professional Services	59,317
Rent	136,360
Salary	607,826
Payroll taxes	41,822
Telephone	8,233
Travel and Entertainment	22,431
Total Operating Expenses	1,898,630
Unrealized Investment Gain	11,622
Income Before Tax Provision	$ 178,151
Federal	49,991
State	30,105
Net Income	$ 98,055

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2020

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2019	10,000	$ 100,000	$2,961,277	$ (524,408)	$ 2,536,869
Net Income	0	0	0	98,055	98,055
Balance, December 31, 2020	10,000	$100,000	$2,961,277	$ (426,353)	$ 2,634,924

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2020

Cash Flow from Operating Activities	
Net Income	$ 98,055
Depreciation expense	15,327
Changes in operating assets and liabilities:	
Clearing firm cash deposits	(245,399)
Clearing firm securities deposits	(72,856)
Certificates of Deposits	502,875
Accounts receivable	(22,513)
Subscription receivable	20,000
Commissions receivable	(241,732)
Other assets	(673)
Direct business receivable	1,611
PPP Loan	79,244
Accounts payable	3,295
Commission payable	234,937
Other payables	(219)
Litigation withhold	775,000
Lease Liability	(108,751)
Net cash provided by operating activities	1,038,201
Cash Flow from Investing Activities	
Office Equipment	(12,940)
Lease Asset	108,751
Loan to employees	(80,000)
Net cash provided by investing activities	15,811
Cash Flow from Financing Activities	
	0
Net Increase in Cash	1,054,012
Cash: Beginning of the Year	640,257
Cash: End of the Year	$1,694,269

See Accompanying Notes to Financial Statements

Note 1 – Organization and Nature of Business

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its clearing broker on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k) (2) (ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Put and call broker or dealer or option writer
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition– The company is a full service introducing broker dealer. Revenues are generated in the following ways:

1) Clients and brokers place trades (usually stocks, options, bonds, and mutual funds) online or from the company's back office system which will go through to its clearing firm Wedbush Securities and Interactive Brokers. Wedbush Securities and Interactive Brokers pays the Company commissions on a monthly basis.
2) Brokers assist or help clients submit/purchase financial products (mutual funds, VA's, and VUL's) directly from issuing companies. The Company receives commissions from the issuing companies.

Note 2 -- Significant Accounting Policies (continued)

3) The Company receives monthly or quarterly income from 12B-1 fees, management fee rebates, and interest rebates through mutual fund and management companies.
4) The Company receives affiliation/compliance fees from registered persons on a monthly basis.

Revenue from Contracts with Customers

Per ASC 606, the Company identifies each contract with the customer; identifies the performance obligations in the contract; determines the transaction price; allocates the transaction price to the performance obligations in the contract; and recognizes revenue when (or as) the entity satisfies a performance obligation. By recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2019, the effect was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Note 3-Fair Value (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2020.

Fair Value Measurements on a Recurring Basis
As of December 31, 2020

Assets	**Level 1**	**Level 2**	**Level 3**
Cash and Securities	$ 2,453,380	$ 0	$ 0
CRD Deposit	0	6,692	0
Clearing Broker Deposit	556,651	0	0
Total	$ 3,010,031	$ 6,692	$ 0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2020, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$448,778	$280

Note 5 – Operating Leases

The Company accounts for its operating lease per ASC 842. The Company accounts for the right-of-use asset valued as to the initial amount of the lease liability plus any initial direct costs and lease payments made prior to the commencement date minus lease incentives. The lease liability is calculated as the present value of the lease payments using the discount rate specified in the lease. In 2020, the firm decreased its lease to assets in its financial statements in the amount of $108,751 with the corresponding amount decreased to its liabilities.

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 - Legal Expense

The Company has one non-securities related complaint outstanding that has threatened litigation. The Company has created a $75,000 liability based on counsel's opinion letter that the company's liability is between $0 and $75,000. The outcome is unknown at this time.

Note 8 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2020, the Company had net capital of $1,872,478 which was $1,761,772 in excess of its required net capital requirement of $ 110,706. The Company's aggregate indebtedness was $1,660,589 which is 89% of net capital.

Note 9 – Provision for Income Taxes

The Company files its Federal and state tax returns on the cash basis. Because of operating losses, approximately $757,646, carried forward from prior years. The Company paid a state tax of approximately $30,000.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

Note 10 – Deposit – Clearing Organization

The Company has an agreement with its clearing brokers which states a minimum deposit.

Note 11 – Off Balance Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

Note 12 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through March 25, 2021, the date the financial statements were available to be issued, and determined that an adjustment was necessary and that adjustment was reported in the accompanying combined 2020 financial statements. On or about January 27, 2021, the company experienced a breach of security in one customer account that involved 4 wires being sent out by its clearing broker dealer, Wedbush Securities, to foreign financial institutions without prior notice to the company. The company and Wedbush Securities have notified regulators and law enforcement agencies regarding this matter. The investigation of this matter is ongoing. Based upon counsel's opinion letter, the company's liability is believed to be between $0 and $700,000, thus the company created a $700,000 liability to its 2020 financial statements.

Globalink Securities, Inc.
Schedule I -- Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2020

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 2,634,924
Nonallowable assets - page 14	(807,733)
Security Position Haircuts	(33,957)
Liability addition to Net Capital	79,244
Net Capital	$ 1,872,478
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 110,706
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 110,706
Excess Capital	$ 1,761,772
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	1,706,419
Computation of Aggregate Indebtedness	
Total liabilities	$ 1,660,589
Percentage of aggregate indebtedness to net capital	89%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$2,647,478
Rounding Adjustment	(775,000)
Net capital audited	$1,872,478

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Non Allowable Assets
December 31, 2020

Nonallowable Assets

Property and equipment (less depr.)	$ 40,526
Rent deposit	11,038
Petty Cash	1,336
NASD CRD Deposit	6,692
Accounts Receivable	140,000
Commissions Receivable	143,290
Subscription Receivable	215,360
Investments	4,000
Direct Business Receivable(>payable)	63,209
Prepaid Insurance	2,282
Loans to Employees	180,000
Total non-allowable assets	$ 807,733

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2020

A computation of reserve requirement is not applicable to Globalink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Globalink Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2020

Information relating to possession or control requirements is not applicable to Globalink Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PBK-RP-6.2: Exemption Report Review—
One or More Exemptive Provisions in Paragrah (k) Claimed
and Additional Claim(s) for Exemption Not Provided in 15c3-3(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Globalink Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Globalink Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Globalink Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (exemption provisions) and (2) Globalink Securities, Inc. stated that Globalink Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of SEC Release no 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to (1) broker or dealer retailing corporate securities; (2) broker or dealer retailing corporate debt securities; (3) underwriting or selling group participation on a best efforts basis; (4) mutual fund retailer on an application basis; (5) U.S. Government securities as a broker or dealer; (6) municipal securities as a broker or dealer; (7) broker or dealer selling variable life insurance or annuities; (8) put and call broker or dealer or option writer; (9) non-exchange member arranging for transactions in listed securities by exchange member; (10) private placements of securities; and/or (11) solicitor of time deposits in a financial institution (Certificates of Deposit). In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Globalink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Globalink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Joseph Yafeh, CPA

Los Angeles, California
March 25, 2021

Globalink Securities Inc.
Exemption Report

02/16/2021

Globalink Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) underwriting or selling group participation on a best efforts basis; (2) mutual fund retailer on an application basis;; (3) municipal securities as a broker or dealer; (4) broker or dealer selling variable life insurance or annuities; (5) non-exchange member arranging for transactions in listed securities by exchange member; (6) private placements of securities; and/or (7) solicitor of time deposits in a financial institution (Certificates of Deposit). The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Globalink Securities, Inc

I, Michael Junhua Liao, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President/CEO